SECURITIES AND EXCHANGE COMMISSION 06008842

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING APR 18 2006 WASH. D.C.

SEC FILE NUMBER 8- 24841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southampton Investment Services Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966

SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966 (No. and Street)

SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966

(City) (State) (Zip Code)

NOTARIAL SEAL Stephen E. Johns, Notary Public Huntingdon Valley, Montgomery County My Commission Expires ... 2008

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DINESH S. SHAH (215)322-8530

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. E. Riccardi

(Name – *if individual, state last, first, middle name*)

14 S. STATE ST. NEWTOWN PA 18940

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 02 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dinesh S. Shah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southampton Inv. Ser. Inc., as of 12-31-, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Stephen E. Johns 4-11-06
Notary Public

NOTARIAL SEAL
Stephen E. Johns, Notary Public
Huntingdon Valley, Montgomery County
My commission expires January 28, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. Riccardi Agency
at Cornell Place
14-16 South State Street
Newtown, PA 18940

Michael E. Riccardi
P.A., E.A., A.T.A.
Real Estate Broker in PA & NJ

Office: (215) 860-3557
Fax: (215) 860-6277

SEC MAIL RECEIVED PROCESSING
APR 18 2006
WASH, D.C. 213 SECTION

April 10, 2006

Miss Deborah Davies
NASD
1835 Market Street
Philadelphia, PA 19103-2929

Re: Southampton Investment Services Inc.
Certified Mail #7160-3901-9848-7071-6428

Dear Ms. Davies:

With reference to your letter dated April 4, 2006, we would like to make the following statement.

Southampton Investment Services, Inc., is exempted from SEC Rule 15c3-3, under Exemption Rule 15c3-3(k) (ii). All customer transactions are cleared through SWS Clearing Corporation on fully disclosed basis. SWS Clearing also holds all customer accounts (funds and securities).

Under this Exemption, Southampton Investment Services, Inc. is not required
(1) Computation for determination of Reserve Requirements, and
(2) Provide information relating to the Possession or Control Requirements.

Please do not hesitate, if you need any more information.

Sincerely,

M.E. Riccardi
Public Accountant
MER/cmr